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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Year Ended Jan. 2, 2010	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005
Income before income tax expense	$28,665	$15,817	$28,465	$17,535	$13,240
Add:
Fixed charges	52,881	53,893	52,336	44,840	42,964

Income as adjusted	$81,546	$69,710	$80,801	$62,375	$56,204

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$50,973	$52,498	$50,919	$43,481	$41,767
Portion of rents representative of the interest factor	1,908	1,395	1,417	1,359	1,197

Fixed charges	$52,881	$53,893	$52,336	$44,840	$42,964

Ratio of earnings to fixed charges	1.5x	1.3x	1.5x	1.4x	1.3x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollar Amounts in Thousands)